

November 22, 2024

Michael Ring
Chief Executive Officer
Old Glory Holding Company
3401 NW 63rd St., Suite 600
Oklahoma City, OK 73116

      **Re:  Old Glory Holding Company**
           **Amendment No.1 to the Offering Statement on Form 1-A**
           **Filed November 5, 2024**
           **File No. 024-12512**

Dear Michael Ring:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 23, 2024 letter.

Amendment No. 1 to the Offering Statement on Form 1-A

General

1.      We note your response to prior comment 2. Please tell us if you have presented or will present any "test the waters" materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

2.      We note your response to prior comment 10. You added qualifiers such as "Management believes" and "what we believe to be" to many of the previously indicated subjective, conclusory references throughout the filing regarding your expertise, best-in class and industry-leading position. Please revise to explain the basis of each belief and include expanded disclosure sufficient to support these statements, or otherwise delete them.

<u>Summary of this Offering Circular, page 4</u>

3.      We note your response to prior comment 11. Please clarify any additional steps you take to protect the privacy of your customers beyond what is normally done by other banks.

<u>Risk Factors</u>
<u>Risks Relating to the Offering and Our Common Stock</u>
<u>The Regulation D offering of Class A shares completed immediately prior , page 11</u>

4.      Please revise this risk factor heading to clarify the risk. As it reads now, it states that in the prior Regulation D offering, for each Class A share purchased at $6 per share, the investor also received a 10-year warrant exercisable at the same price.

<u>Commencement and Subscription Agreement, page 30</u>

5.      Please clarify whether the jury waiver provision in Section 5.3 of your Form of Subscription Agreement for Offering applies to claims brought under the Securities Act and Exchange Act. To the extent that they do not, please clearly state here and in Section 5.3 of your Subscription Agreement.

<u>Description of Business and Products, page 36</u>

6.      We note your response to prior comment 23. Please expand your disclosure to provide a detailed description of your primary business lines, including commercial banking services, consumer lending and wealth management, as well as the specific products or services offered within each. We also note that you have only provided percentage of revenue for certain business lines that did not generate significant revenue, specifically Old Glory Cash-IN, Old Glory Alliance - Crowd Funding and similar initiatives. Please revise to include the percentage of total revenue generated by each significant business line for the most recent fiscal period, or anticipated contributions if historical data is unavailable. For each line, identify the primary competitors and explain how you differentiate yourself within these markets. Additionally, discuss your strategies for growth within each business line, as well as how these segments integrate into your overall corporate strategy.

<u>Old Glory Alliance-Crowd Funding, page 40</u>

7.      In the first paragraph you state, "However, we have seen GoFundMe cancel legal campaigns for political reasons." Please provide us with support for this statement.

<u>Old Glory Protect - "We Protect those who Protect You", page 41</u>

8.      We note your revisions in response to prior comment 28. Please revise your disclosures, here or elsewhere as appropriate, to quantify death benefit premiums you have paid for the periods presented and to disclose where these costs are included in the financial statements.

<u>Management Discussion, page 54</u>

9.      We note your response to prior comment 14 concerning the May 1, 2024 consent order issued by the FDIC and the Oklahoma State Banking Department. Please revise

your disclosure in this section to discuss any other expected material effects on your results of operations as a result of your compliance actions.

Consolidated Financial Reporting and Operations
5-Year Financial Projections, page 85

10. We note your response to prior comment 37. Please revise your disclosure to provide additional details regarding the assumptions and methodologies underlying your 5-year financial projections, specifically projected revenue growth, customer acquisition costs, operating expenses and anticipated market share. Additionally, describe the current and expected market conditions, including industry trends and competitive factors, that influence your projections. Include a discussion of key risks and uncertainties, such as operational challenges or economic shifts, that may impact actual results. Clarify any significant capital expenditures and anticipated financing sources, including any assumptions about additional debt or equity funding.

11. We note your disclosure in the second paragraph after the bullet point on page 87 where you state, "Based on our results to-date, and upon consideration of the favorable factors noted above, Management considers this level of growth to be reasonable, and it is fully in line with our business plan presented to the FDIC through regulatory channels earlier this year. Similarly, our projection of operating income, projected to reach approximately $98 million in 2028, are just a few percent above the figures projected in that earlier plan." We note that the Business Plan submitted pursuant to the Consent Order was to be for year 2024, 2025 and 2026. Please tell us how your projection through 2028 can be "fully in line" with the Business Plan submitted. Also tell us what you mean by 'that earlier plan".

Capital Requirements, page 101

12. Reference is made to the fourth paragraph. Please also discuss the added risks of commercial loans. Also include a discussion of such risks under "Business Banking" on page 43.

Consent Order, page 102

13. Indicate whether the Regional Director and Commissioner have both approved your Business Plan and Capital Plan that was submitted. In addition, tell us whether anything in your projections would represent a "change in the Business Plan" as that term is described in Section 4(c) of the Consent Order.

14. Indicate here and in the Summary that you are currently in violation of the Consent Order requirement to maintain a Tier 1 Leverage Capital ratio equal to 14 percent of the Bank's Average Total Assets within 90 days of May 1, 2024. Disclose that if the Bank continues to be in violation, you could be required by the Regional Director and the Commissioner to submit a plan to sell or merge the bank. In light of this, please revise your disclosure that "The Bank is in compliance with applicable rules and regulations". Finally, please remove all statements in the offering circular that state or imply that you will meet the 14% requirement after this offering in light of the fact that there is no minimum amount required to be sold in the offering.

<u>Consolidated Balance Sheets, page F-3</u>

15. We note your response to comment 22 and your revised disclosures describing the warrants to purchase Class B Common Shares ("Class B warrants"), but we remain unclear how these warrants are reflected and accounted for within your consolidated financial statements. Please tell us, and revise your disclosures where appropriate to clarify, how you have accounted for and classified the Class B warrants in your consolidated financial statements upon issuance (*e.g.*, freestanding or not, equity / temporary equity / liability, etc.). Refer to ASC 480 and ASC 815-40, as applicable.

       Please contact Cara Lubit at 202-551-5909 or Ben Phippen at 202-551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Todd Schiffman at 202-551-3491 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance